200 Clarendon Street
Boston, MA 02116
Lisa Nosal	United States
To Call Writer Directly:		Facsimile:
+1 617 385 7602	+1 617 385 7500	+1 617 385 7501
lisa.nosal@kirkland.com
www.kirkland.com

June 14, 2023

By EDGAR United States Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549
Attn:	Lisa N. Larkin
John Kernan
John Lee
Christian T. Sandoe

Re:	Polen Credit Opportunities Fund Registration Statement on Form N-2 (File Nos. 333-271087; 811-23860)

Dear Ladies and Gentlemen:

On behalf of Polen Credit Opportunities Fund, a Delaware statutory trust (the “Fund”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Fund’s Registration Statement on Form N-2, filed on April 2, 2023 (File Nos. 333-271087; 811-23860) (the “Registration Statement”), in written correspondence, dated May 3, 2023 from Lisa N. Larkin of the Staff to Lisa Nosal of Kirkland & Ellis LLP, outside counsel to the Fund. We plan to file Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement in June 2023, to respond to the Staff's comments and make certain other changes.

For your convenience, a transcription of the Staff’s comments is included in this letter, with each comment followed by the Fund’s response. Please note that we have not independently verified information provided by the Fund. References in the responses to the Fund’s Prospectus or Statement of Additional Information (“SAI”) are to those filed as part of the Registration Statement. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

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United States Securities and Exchange Commission

June 14, 2023

PROSPECTUS

1.             Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering.

Response:

The Fund supplementally confirms that no test-the-waters materials have been presented to potential investors in connection with this offering.

COVER PAGE – THE FUND

2.             Please tell us the status of the Fund’s intention to submit an application to the SEC for an exemptive order to permit the Fund to offer multiple classes of Common Shares.

Response:

The Fund submitted an application to the SEC for an exemptive order to permit the Fund to offer multiple classes of Common Shares on May 31, 2023 (File No. 812-15472). The Fund will not offer multiple classes of Common Shares prior to receipt of an exemptive order from the SEC permitting such.

COVER PAGE – INVESTMENT STRATEGY

3.             In the last sentence of the first paragraph, disclosure states that the Fund will invest “at least 80% of its Managed Assets in credit instruments and other instruments with similar economic characteristics.” Please clarify what the “other instruments” are.

Response:

The requested changes will be made in the Amendment.

4.             Please add disclosure, as you do later in the registration statement, that summarizes what the Fund will invest in with the remaining 20% of its Managed Assets.

Response:

The requested disclosure will be added in the Amendment.

5.             In the second sentence of the second paragraph, disclosure refers to “downside protection.” Please describe the term using plain English.

Response:

The requested changes will be made in the Amendment.

United States Securities and Exchange Commission

June 14, 2023

6.             In the third sentence of the second paragraph, disclosure states that the Fund intends to hold a “relatively concentrated portfolio.” Given that the Fund has a fundamental policy to not concentrate in an industry or group of industries, please consider using a synonym for “concentrated.”

Response:

The requested changes will be made in the Amendment.

COVER PAGE – INTERVAL FUND/REPURCHASE OFFERS

7.             Please add the anticipated timing of the Fund’s initial repurchase offer. Similar language appears in the last sentence of the second paragraph in the section titled, “Periodic Repurchase Offers,” on page 48.

Response:

The requested disclosure will be added in the Amendment.

COVER PAGE – INVESTMENT RISKS

8.             In the second sentence of the first paragraph, disclosure refers to the Fund’s ability to invest in “debt securities of stressed and distressed issuers, and the Fund’s ability to use leverage.” Please add disclosure about these investments and techniques to the investment strategies section on the previous page.

Response:

The requested disclosure will be added in the Amendment.

9.             Please insert bullet points before the next six paragraphs.

Response:

The requested changes will be made in the Amendment.

10.           Please add the following bullet points:

•	The Fund intends to invest primarily in privately-held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.

•	The privately-held companies and below-investment-grade securities in which the Fund will invest will be difficult to value and are illiquid.

United States Securities and Exchange Commission

June 14, 2023

•	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by investors.

Response:

The following disclosure will be added in the Amendment:

•	The Fund intends to invest primarily in privately-held companies, for which, in some instances, very little public information exists. Such companies may be generally more vulnerable to economic downturns and may experience substantial variations in operating results.

•	Certain privately-held companies and below-investment-grade securities in which the Fund will invest will be difficult to value or illiquid.

With respect to the last requested bullet point, the Fund does not intend to borrow in at least its first year of operations, does not intend to operate a fixed distribution arrangement (i.e., it intends only to pay out earned income and realized gains) and does not have an Expense Limitation Agreement that is designed to support a fixed distribution rate or a distribution that is not sourced from a return of capital. Accordingly, the Fund respectfully declines to add the requested disclosure.

11.           Please review Form N-2 Item 2(2) and 2(3) and, if applicable, include the disclosure required by Rule 481(d) and (e) regarding stabilization efforts and prospectus delivery obligations, respectively.

Response:

The Fund respectfully submits that Rule 481(d) under the Securities Act is not applicable to the Fund, as there are no relevant transactions to describe with respect to the Offering.

The Fund has added the statement “All dealers that buy, sell or trade the Fund’s shares, whether or not participating in the offering, may be required to deliver a prospectus when acting on behalf of the Distributor” to the back cover of the prospectus to address the Staff comment regarding Rule 481(e) under the Securities Act.

PAGE 2 – INVESTMENT STRATEGIES

12.           In the second sentence of the fourth paragraph, disclosure states that bank loans “tend to have significant asset coverage and low expectation of default.” Please explain the basis for this statement or consider revising to clarify that it is the investment adviser’s belief.

Response:

The requested changes will be made in the Amendment to clarify that this is the Adviser’s belief.

United States Securities and Exchange Commission

June 14, 2023

13.           In the fifth sentence of the second paragraph, disclosure refers to “use the leverage created” and “warrant coverage.” Please revise this sentence to clarify these phrasings, as the use of these terms “leverage” and “warrant” could cause an investor confusion.

Response:

The requested changes will be made in the Amendment.

PAGE 4 – PERFORMANCE

14.           Disclosure states that the Predecessor Fund will be reorganized with and into the Fund simultaneously with the commencement of the Fund’s operations. Please tell us supplementally whether shareholder approval for the Predecessor Fund is required and the anticipated timing of the reorganization.

Response:

The Fund supplementally indicates that Predecessor Fund shareholder approval is not required in connection with the Reorganization. The Reorganization is currently anticipated to occur simultaneously with the commencement Fund’s operations in the third quarter of 2023.

PAGE 5 – PRINCIPAL RISKS OF THE FUND

15.           Please include “Leverage Risk” in this section, as you have done with the statutory prospectus.

Response:

The requested disclosure will be added in the Amendment.

PAGE 9 – FOREIGN CURRENCY RISK

16.           Disclosure in the principal investment strategies refers to investments in Canada. Please add foreign risk disclosure (see, e.g., “Canadian Securities” on page 13 of the Statement of Additional Information).

Response:

The requested disclosure will be added in the Amendment.

United States Securities and Exchange Commission

June 14, 2023

PAGE 15 – SUMMARY OF FUND EXPENSES

17.          Please present the fee table as a unified table with one set of footnotes. See Item 3 of Form N-2.

Response:

The requested changes will be made in the Amendment.

18.          Please confirm that offering expenses are included in the fee table.

Response:

The Fund confirms that offering expenses will be included in the completed fee table.

19.           In footnote 3 to the fee table, disclosure refers to the possible reimbursement of the investment adviser’s payment of certain Fund expenses. Please add the following conditions to the ability of the adviser to recoup expenses under the Expense Limitation Agreement:

•	An expense ratio (excluding management or incentive fees) that, after giving effect to the recoupment, is lower than the expense ratio (excluding management or incentive fees) at the time of the fee waiver or expense reimbursement; and

•	A distribution level (exclusive of return of capital, if any) equal to, or greater than, the rate at the time of the waiver or reimbursement.

Response:

The Expense Limitation Agreement to be filed as an exhibit to the Amendment will provide that the Adviser is entitled to recover, subject to approval by the Board of Trustees of the Fund, such amounts reduced or reimbursed for a period of up to three (3) years from the date on which the Adviser reduced its compensation and/or assumed expenses for the Fund to the extent the Fund’s total annual operating expenses do not exceed the limits described in the Expense Limitation Agreement or any lesser limits in effect at the time of the reimbursement; provided, that no recoupment will occur unless the Fund’s total annual operating expenses are below the expense limitation set forth in the Expense Limitation Agreement.

We respectfully note our belief that the requested provision in the second bullet point is not applicable to the Fund, as the Fund does not intend to operate a fixed distribution arrangement and intends only to pay out earned income and realized gains and, as a result, the Expense Limitation Agreement is not designed to support a fixed distribution rate or a distribution that is not sourced from a return of capital.

PAGE 17 – INVESTMENT OBJECTIVE

20.           Please state whether the Trust’s investment objectives may be changed without a vote of the holders of a majority of voting securities. See Item 8.2.a. of Form N-2.

Response:

The requested disclosure will be added in the Amendment.

United States Securities and Exchange Commission

June 14, 2023

PAGE 17 – INVESTMENT STRATEGIES

21.           In the second paragraph, disclosure states that the Fund may invest up to 20% of its Managed Assets in equity securities. Please tell us how much the Fund will invest in private funds such as hedge funds and/or private equity funds that rely on section 3(c)(1) or 3(c)(7) of the 1940 Act.

Response:

The Fund supplementally indicates that it does not currently intend to invest in hedge funds and/or private equity funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act.

PAGE 18 – INVESTMENT STRATEGIES

22.           In the last sentence of the second paragraph, disclosure refers to a “compelling risk-reward level.” Please describe the term using plain English.

Response:

The requested changes will be made in the Amendment.

23.           In the fifth paragraph, disclosure refers to the possibility that the Fund will issue preferred shares. Please confirm that the Fund will not issue preferred shares within one year. Otherwise, please add appropriate strategy, risk, and fee table (e.g., dividend expenses) disclosure.

Response:

The Fund supplementally confirms that it does not intend to issue preferred shares within one year of commencement of operations.

PAGE 20 – PORTFOLIO COMPOSITION

24.           Please consider removing some of the duplicative risk-related disclosure in this section given that much of that disclosure appears in the section titled, “Principal Risks of the Fund,” beginning on page 24.

Response:

The requested disclosure will be removed in the Amendment.

PAGE 21 – BANK LOANS

25.           Please consider adding the last sentence of the second paragraph regarding the potential lack of anti-fraud protections to the discussion of bank loans in the summary prospectus.

Response:

The requested disclosure will be added in the Amendment.

United States Securities and Exchange Commission

June 14, 2023

PAGE 23 – STRUCTURED PRODUCTS

26.           If structured products are a principal investment strategy, please add appropriate disclosure to the summary prospectus.

Response:

The Fund supplementally confirms that structured products are not currently intended to be a principal investment strategy, and changes will be made in the Amendment to so reflect this current intention.

PAGE 42 – PERFORMANCE

27.           The heading should clarify that the performance is that of the Fund to avoid any potential confusion that the performance is of the Predecessor Fund. Please revise (e.g., “Fund Performance”).

Response:

The requested changes will be made in the Amendment.

28.          In the second sentence of the third paragraph, please add “gross” before “all fees and expenses.”

Response:

The requested disclosure will be added in the Amendment.

29.          Please supplementally provide the following information:

(a)    Describe the background of the predecessor Account, including information about when and why the predecessor Account was created.

(b)   State that the adviser for the Fund was the adviser for the predecessor Account for the entire performance period shown. Also, state whether the adviser managed any other Accounts that were materially equivalent to the Fund. Were these other Accounts converted to registered companies, and if not, why not?

(c)    State whether the predecessor Account transferred substantially all of its portfolio securities or whether the predecessor Account transferred only a portion of its assets to the newly registered Fund.

United States Securities and Exchange Commission

June 14, 2023

(d)   State whether the adviser believes that the predecessor Account could have complied with Subchapter M of the Internal Revenue Code.

(e)    Describe whether the predecessor Account made any investment strategy changes to the Account within a one-year period prior to the date the registration statement was filed and whether such changes were made in anticipation of the conversion to a registered investment company. In addition, please discuss any variation in the level of assets (e.g., via redemptions, transfers of assets to another person or fund, cash infusions) of the predecessor Account within a one-year period prior to the date the registration statement was filed. If any investors in the predecessor Account redeemed out of the predecessor Account within one year of this date, please describe whether such investors were able to invest in an Account with substantially similar investment strategies to that of the predecessor Account.

(f)     Please represent that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response:

(a)            The Predecessor Fund was created to pursue an investment strategy substantially similar to that of the Fund. It commenced operations in 2013 and it is a private fund excluded from the definition of “investment company” pursuant to Section 3(c)(7) of the 1940 Act.

(b)            The Fund supplementally confirms that the Adviser served as investment adviser for the Predecessor Fund for the entire performance period shown. The Adviser has not managed any other accounts that are materially equivalent to the Fund.

(c)             The Fund supplementally confirms that the Predecessor Fund transferred substantially all of its portfolio securities in connection with the Reorganization.

(d)            While the Adviser does not monitor for Subchapter M compliance because the Predecessor Fund is not taxed pursuant to Subchapter M, the Adviser believes that the Predecessor Fund would have complied with the investment restrictions of Subchapter M.

(e)             The Predecessor Fund did not make any investment strategy changes within the one-year period prior to the filing of the Registration Statement. No investor in the Predecessor Fund has redeemed out of the Predecessor Fund within one year of the date hereof. However, one investor (representing approximately 50% of the Predecessor Fund's assets) is anticipated to redeem out of the Predecessor Fund prior to effecting the reorganization with the Predecessor Fund, and such investor is anticipated to invest in a newly-formed private fund advised by the Adviser that will pursue a substantially similar investment strategy to that of the Predecessor Fund; the level of assets of the Predecessor Fund is anticipated to decrease commensurate with this redemption. At the time of the conversion, the Predecessor Fund will transfer all of its securities and cash to the Fund and the Fund will hold the same securities in the same proportion as was held in the Predecessor Fund.

United States Securities and Exchange Commission

June 14, 2023

(f)             The Fund represents that it has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

30.           Please confirm that the Fund used the standardized SEC method to calculate the prior performance. If the Fund did not use the standardized SEC method to calculate the prior performance, the Fund should disclose how the performance was calculated and that the method differs from the standardized SEC method.

Response:

The following disclosure will be added in the Amendment:

The Adviser has prepared and presented this information in compliance with the Global Investment Performance Standards (GIPS) which differs from the SEC method of calculating performance. The GIPS standards are a set of standardized, industry-wide principles that provide investment firms with guidance on how to calculate and report their investment results. The GIPS total return is calculated by using a methodology that incorporates the time-weighted rate of return concept for all assets, which removes the effects of cash flows. The SEC standardized total return is calculated using a standard formula that uses the average annual total return assuming reinvestment of dividends and distributions and deduction of sales loads or charges.

31.          Please clarify whether the returns are presented before-tax or after-tax.

Response:

The requested changes will be made in the Amendment.

STATEMENT OF ADDITIONAL INFORMATION

PAGE 23 – FUNDAMENTAL INVESTMENT RESTRICTIONS

32.           With respect to investment restriction 5, please add “or group of industries” after “in any particular industry.” See Item 8.2.b(2) of Form N-2.

Response:

The requested disclosure will be added in the Amendment.

United States Securities and Exchange Commission

June 14, 2023

PAGE 32 – CONFLICTS OF INTEREST

33.           Please tell us the status of the Fund’s and Adviser’s application to the SEC for an exemptive order to permit the Fund to co-invest alongside its affiliates in privately negotiated portfolio investments.

Response:

The Fund and Adviser submitted an application to the SEC for an exemptive order to permit the Fund to co-invest alongside affiliated funds in privately negotiated portfolio investments on April 19, 2023 (File No. 81215457). The Fund and Adviser are currently in communication with the Staff examiner for this application. The Fund will not participate in co-investment transactions alongside its affiliates in privately negotiated portfolio investments necessitating exemptive relief prior to receipt of an exemptive order from the SEC permitting such.

PART C

ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS

34.           We note the intention to file the predecessor private fund’s financial statements in Appendix C in the Statement of Additional Information. Please confirm that 1) the financial statements comply with the requirements of Regulation S-X 6-11, including the provision of an audited Regulation S-X Article 12 Schedule of Investments, and 2) supplemental financial information is included in disclosures as required by S-X 6-11(d). If applicable, please explain the basis for non-compliance with Regulation S-X 6-11.

Response:

The Fund confirms that (i) the Predecessor Fund’s financial statements to be included in Appendix C in the SAI will comply with the requirements of Rule 6-11 under Regulation S-X, including the provision of an audited Regulation S-X Article 12 Schedule of Investments and (ii) supplemental financial information will be included in disclosures as required by Rule 6-11(d) under Regulation S-X.

35.           We understand that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders or other persons, and replace them with standard set forth in the Declaration of Trust. Provisions eliminating or altering the fiduciary duties of a fund’s trustees, officers, member of any advisory board, investment adviser, principal underwriter are inconsistent with federal securities laws and the Commission’s express views on such persons’ fiduciary duties. Please add a provision to the Declaration of Trust to clarify explicitly that notwithstanding anything to the contrary in the Declaration of Trust, nothing in the Declaration of Trust modifying, restricting or eliminating the duties or liabilities of Trustees and officers shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Response:

The following provision will be added to the Fund’s Amended and Restated Declaration of Trust to be filed as an exhibit to the Amendment:

“Notwithstanding anything to the contrary in this Declaration of Trust, nothing in the Declaration of Trust that modifies, restricts or eliminates the duties or liabilities of the Trustees and officers shall apply to, or in any way limit the duties (including state law fiduciary duties of loyalty and care), or liabilities for the breach of such duties, of such persons with respect to, claims arising under the federal securities laws.”

United States Securities and Exchange Commission

June 14, 2023

ITEM 34. UNDERTAKINGS

36.          Please add the required undertaking in Item 34.6 or explain why it is not necessary. See Item 34.6 of Form N-2.

Response:

The Fund confirms that it will add the undertaking set forth in Item 34.6 of the Form N-2 instructions in the event that it requests acceleration of the effective date of the Registration Statement in connection with the filing of the Amendment or any other pre-effective amendment to the Registration Statement.

*  *  *  *  *  *  *

United States Securities and Exchange Commission

June 14, 2023

If you have any questions, please feel free to contact the undersigned by telephone at 617.385.7602 (or by email at lisa.nosal@kirkland.com) or Nicole M. Runyan by telephone at 212.446.4774 (or by email at nicole.runyan@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Lisa Nosal
Lisa Nosal

cc:	Joshua L. McCarthy, Polen Capital Credit, LLC
Nicole M. Runyan, Kirkland & Ellis LLP